SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Custom Energy, L.L.C., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.      Type of securities ("draft", "promissory note"):

Custom Energy, L.L.C. ("Custom") and Valley View State Bank (the "Bank") entered into a Second Amended and Restated Loan Agreement dated as of June, 2001, (the "Loan Agreement") under which Custom could borrow up to $5 million in aggregate principal amount outstanding at any time.

Custom and the Bank have executed agreements, dated as of July 19, 2002, which, among other things, modified the definition of borrowing base, established a minimum net worth requirement of $3 million, and reduced the minimum rate of interest on borrowings from 7.75% to 6.75%.

2.      Issue, renewal or guaranty:

Amendment.

3.      Principal amount of each security:

The principal amount outstanding under the Line of Credit Facility will vary over time as borrowings are made, but shall not exceed in the aggregate $5 million.

4.      Rate of interest per annum of each security:

Advances under the Loan Agreement bear interest at a variable rate equal to one percent in excess of the Bank's "Base Rate", but will not be less than 6.75%.

5.      Date of issue, renewal or guaranty of each security:

July 19, 2002.

6.      If renewal of security, give date of original issue:

October 19, 2000.

7.      Date of maturity of each security:

October 19, 2002.

8.      Name of the person to whom each security was issued, renewed or guaranteed:

Valley View State Bank.

9.      Collateral given with each security:

To secure borrowings under the Loan Agreement, Custom granted a security interest in its inventory, equipment, fixtures, accounts and other personal property. In addition, guaranties of Custom's obligations under the Loan Agreement were issued by an owner of Custom and that owner's shareholders. Such owner is not a subsidiary of Great Plains Energy Incorporated.

10.     Consideration given for each security:

Consideration given for the Loan Agreement is the full principal amount of each advance.

11.     Application of proceeds of each security:

The proceeds will be used for financing the existing business of Custom.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)      the provisions contained in the first sentence of Section 6(b) [ ]
b)      the provisions contained in the fourth sentence of Section 6(b) [ ]
c)      the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.     If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.     If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Custom Energy, L.L.C.

By: /s/ Jerome E. McKenna
Jerome E. McKenna
Vice President - Finance and Chief
Financial Officer

Dated: August 23, 2002.